 TASEKO TAKES LEGAL ACTION AGAINST
WESTERN CANADA WILDERNESS COMMITTEE

March 1, 2012, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") today filed a Notice of Civil Claim against the Western Canada Wilderness Committee and Sven Biggs, the Outreach Director of that organization for a series of false and defamatory statements concerning Taseko and its proposed New Prosperity Gold-Copper Project.

Russell Hallbauer, CEO of Taseko issued the following statement:

“Taseko welcomes a full, thorough and open process to evaluate the merits of the New Prosperity project, which we believe will be a big win for British Columbia, First Nations and Canada. We cannot, however, stand idly by when certain parties such as the Western Canada Wilderness Committee mislead the public about the project. The facts do matter. All parties benefit from an open and fair discussion of the facts, not false, misleading and harmful inaccuracies.

We have not taken this course of action lightly; we have filed this notice of civil claim only after repeated requests to the Western Canada Wilderness Committee to correct the record were not satisfactorily addressed.

Taseko has expended considerable resources and effort to minimize the environmental impact of New Prosperity and we remain committed to developing an efficient, sustainable and responsible mine.”

The full New Prosperity project description - which contains extensive information on environmental impact mitigation measures - has been made available for public review. These and other resources may be found at www.newprosperityproject.ca.

Media contact: Brian Battison, Vice President, Corporate Affairs -- 778-373-4543
Investor Relations 778-373-4533, toll free 1-877-441-4533
Website: www.tasekomines.com

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com